Room 4561

March 23, 2006

Mr. Richard M. Haddock
Chief Executive Officer
LaserCard Corporation
1875 North Shoreline Boulevard
Mountainview, CA 94043-1601

>   **Re: LaserCard Corporation**
>   **Form 10-K for Fiscal Year Ended March 31, 2005**
>   **Filed June 15, 2005**
>   **File No. 000-06377**

Dear Mr. Haddock:

We have reviewed your response to our letter dated March 7, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2005

General

1.   We note your response to our prior comments on March 7, 2006. Please include, in connection with responding to our comments, a written statement acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. We note your response to our previous comment No. 1 where you indicate that the requested information was filed under a separate response with the Commission with a request for confidential treatment. Please note that the Staff has not yet received such response. Please submit your response to the attention of the Staff noted in this letter at 100 F. Street N.E., Room 4561 Washington DC 20549.

Note 2. Summary of Significant Accounting Policies

Reclassifications, page 48

3. We note your response to our prior comment No. 3. Confirm that you will revise your presentation in future filings to consistently present cash flows from investing activities for all periods.

Contract with Global Investments Group (GIG), page 53

4. We note your response to our prior comment No. 4. Please address the following:

- Provide us your basis in GAAP for concluding that ratable recognition of the proceeds from this arrangement over the period commencing at customer acceptance through the termination date of the contract is appropriate. Your response should make specific reference to the relevant authoritative literature.
- Describe the significant terms and obligations under each of the Training and Support elements (i.e. for years 1 through 5 vs. for years 6 through 20), including key differences, if any.
- Tell us how you considered the guidance in FTB 90-1 with respect to the Training and Support elements.
- Tell us whether the $1 million annual payments under the Training and Support element for years 6 through 20 constitute renewals of the Training and Support agreement and tell us how you considered whether such renewal rates constituted the fair value of this undelivered element.

- The information to be submitted under separate cover pursuant to your confidential treatment request was not received by the Staff. Please resubmit this information to the address indicated in comment 1 above.

Item 9A. Controls and Procedures, page 69

5.   We note your response to our prior comment No. 9. Disclose in future filings, to the extent true, the information provided in your response. In this regard, be sure to disclose whether or not your officers conclude that your disclosure controls are effective as of the end of the period covered by the report. Your future disclosures should also include the complete definition of disclosure controls and procedures under Exchange Act Rule 13a-15(e) as well as a definitive statement about whether your disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact April Coleman, Staff Accountant, at (202) 551-3458 or me at (202) 551-3730 you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief